[Letterhead of Barrick Gold Corporation]



August 31, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:    Jennifer Goeken

Re:      Barrick Gold Corporation
         Form 40-F for Fiscal Year Ended December 31, 2004
         Filed March 31, 2005
         File No. 001-09059

Dear Ms. Goeken:

         We hereby acknowledge receipt of the comment letter dated August 22, 2005 from the staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2004.

         We refer to your recent telephone discussion with the undersigned, in which we advised that, due to travel and vacation schedules of various personnel who would be involved in the preparation and review of the response to your questions, we would not be in a position to respond within 10 business days as requested in your letter. This will confirm that we will provide a response by no later than September 30, 2005.

         Please contact the undersigned at (416) 307-7470 if you have any questions or require any further information in connection with this letter.

Sincerely
BARRICK GOLD CORPORATION


/s/ Sybil Veenman
Sybil Veenman
Vice President, Assistant General Counsel
and Secretary